Filed by Select Income REIT

Commission File No. 001-35442

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Registration Statement on Form S-4: 333-227616

Date: December 10, 2018

On December 10, 2018, Government Properties Income Trust (“GOV”) issued the following GOV press release and Select Income REIT (“SIR”) issued the following SIR press release.

FOR IMMEDIATE RELEASE

Contact:

Brad Shepherd, Senior Director, Investor Relations

(617) 219-1410

www.govreit.com

ISS Recommends that Government Properties Income Trust Shareholders Vote “FOR” the Proposed Merger with Select Income REIT

Leading Proxy Advisory Firm Recognizes the Strategic Rationale of the Merger and

Downside Risk if the Merger is Not Completed

Newton, MA (December 10, 2018):  Government Properties Income Trust (Nasdaq: GOV) today announced that proxy advisory firm Institutional Shareholder Services Inc. (“ISS”) recommends that GOV shareholders vote “FOR” the issuance of GOV common shares in connection with the merger with Select Income REIT (Nasdaq: SIR) at the Special Meeting of GOV Shareholders to be held on December 20, 2018.  In a separate report, ISS also recommended that SIR shareholders vote “FOR” the merger.

In recommending that GOV shareholders vote “FOR” the merger and merger related proposals, ISS stated in its December 7, 2018 report(1):

•                  “…the strategic rationale appears sound as the proposed combination with SIR provides an avenue for GOV to establish a combined company with manageable laddered lease expirations through asset and tenant diversification, additional capital via asset sales to recycle and refresh its portfolio (and to reduce leverage), and improved cash available for distribution to implement a sustainable dividend payout policy going forward. In light of the aforementioned factors, a vote FOR this proposed merger is warranted”.

•                  “…there appears to be substantial downside risk to GOV on a standalone basis going forward given that shareholders would face an even steeper dividend cut in case the company remains independent”.

(1)Permission to use quotations from the ISS report was neither sought nor obtained.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

The GOV board of trustees recommends that GOV shareholders vote “FOR” the proposal to approve the issuance of GOV common shares in the merger, which approval is necessary to consummate the Merger, and “FOR” the proposal to approve the adjournment of the GOV special meeting to solicit additional votes in favor of the issuance if there are insufficient votes at the time of the special meeting.

If you have questions about voting, please contact Morrow Sodali, GOV’s and SIR’s proxy solicitor at (800) 662-5200, or at rmr.info@morrowsodali.com.

Government Properties Income Trust is a real estate investment trust, or REIT, which primarily owns properties located throughout the United States that are majority leased to government tenants and office properties in the metropolitan Washington, D.C. market area that are leased to government and private sector tenants.  GOV is managed by the operating subsidiary of The RMR Group Inc. (Nasdaq: RMR), an alternative asset management company that is headquartered in Newton, MA.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS DOCUMENT CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER GOV USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, “WILL”, “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, GOV, IS MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON GOV’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY GOV’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE:

•                  THE CLOSING OF THE MERGER IS SUBJECT TO THE SATISFACTION OR WAIVER OF CONDITIONS, INCLUDING THE RECEIPT OF REQUISITE APPROVALS BY GOV’S AND SIR’S SHAREHOLDERS. GOV AND SIR CANNOT BE SURE THAT ANY OR ALL OF SUCH CONDITIONS WILL BE SATISFIED OR WAIVED. ACCORDINGLY, THE MERGER MAY NOT CLOSE WHEN EXPECTED OR AT ALL, OR THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS MAY CHANGE.

•                  GOV HAS STATED THAT IF THE ISSUANCE OF SHARES IN THE MERGER IS NOT APPROVED BY GOV’S SHAREHOLDERS, GOV’S ANNUAL DIVIDEND RATE MAY BECOME SIGNIFICANTLY LOWER.  ANY FUTURE DIVIDENDS THAT GOV MAY PAY WOULD BE DETERMINED BY GOV’S BOARD OF TRUSTEES IN ITS SOLE DISCRETION AND WOULD DEPEND ON VARIOUS FACTORS. THERE CAN BE NO ASSURANCE AS TO THE AMOUNT OR LEVEL OF ANY DISTRIBUTIONS GOV MAY PAY.

•                  GOV AND SIR HAVE IDENTIFIED VARIOUS REASONS WHY THEY BELIEVE THE MERGER MAKES SENSE FOR THEIR SHAREHOLDERS. HOWEVER, THE EXPECTED BENEFITS UNDERLYING THOSE REASONS MAY NOT BE REALIZED OR SUSTAINED BY THE COMBINED COMPANY AND ITS SHAREHOLDERS.

THE INFORMATION CONTAINED IN GOV’S AND SIR’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER “RISK FACTORS” IN GOV’S REGISTRATION STATEMENT ON FORM S-4, OR THE FORM S-4, AND THE JOINT PROXY STATEMENT/PROSPECTUS OF GOV AND SIR CONTAINED THEREIN, AND IN GOV’S AND SIR’S PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE GOV’S AND SIR’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS. GOV’S AND SIR’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, GOV DOES NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS AND WHERE TO FIND IT

In connection with the merger and the other transactions contemplated by the merger agreement, GOV has filed the Form S-4, containing a joint proxy statement/prospectus and other documents with respect to the merger and the other transactions contemplated by the merger agreement, with the SEC.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS.

A definitive joint proxy statement/prospectus has been mailed to GOV’s and SIR’s shareholders. Investors may obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com.

PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS

GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, The RMR Group Inc. and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares of beneficial interest in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement to which SIR is a party. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV’s and SIR’s shareholders in connection with the merger and the other transactions contemplated by the merger agreement is set forth in the definitive joint proxy statement/prospectus for the merger filed with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above.

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FOR IMMEDIATE RELEASE	Contact: Olivia Snyder, Manager, Investor Relations (617) 796-8320 www.sirreit.com

ISS Recommends that Select Income REIT Shareholders Vote “FOR” the Proposed Merger with Government Properties Income Trust

Leading Proxy Advisory Firm Recognizes the Sound Strategic Rationale and Believes the Merger Will Create a More Sustainable Company

Newton, MA (December 10, 2018): Select Income REIT (Nasdaq: SIR) today announced that proxy advisory firm Institutional Shareholder Services Inc. (“ISS”) recommends that SIR shareholders vote “FOR” the merger with Government Properties Income Trust (Nasdaq: GOV) at the Special Meeting of SIR shareholders to be held on December 20, 2018.  In a separate report, ISS also recommended that GOV shareholders vote “FOR” the issuance of GOV common shares in the merger.

In recommending that SIR shareholders vote “FOR” the merger, ISS stated in its December 7, 2018 report(1):

•                  “…the transaction has sound strategic rationale as it would allow SIR to create shareholder value by simplifying its corporate structure and unlocking ILPT’s growth potential.”

•                  “…the combination of SIR and GOV will create a more sustainable company with manageable laddered lease expirations through asset and tenant diversification, additional capital available via asset sales to recycle and refresh its portfolio (and to reduce leverage), and a sustainable dividend payout policy going forward.”

(1)Permission to use quotations from the ISS report was neither sought nor obtained.

YOUR VOTE IS IMPORTANT — PLEASE VOTE TODAY

The SIR board of trustees recommends that SIR shareholders vote “FOR” the proposal to approve the GOV/SIR merger, which approval is necessary to consummate the Merger, and “FOR” the proposal to approve the adjournment of the SIR special meeting to solicit additional votes in favor of the merger if there are insufficient votes at the time of the special meeting.

If you have questions about voting, please contact Morrow Sodali, our proxy solicitor at (800) 662-5200, or at rmr.info@morrowsodali.com.

Select Income REIT is a real estate investment trust, or REIT, which owns properties that are primarily net leased to single tenants.  SIR is managed by the operating subsidiary of The RMR Group Inc. (Nasdaq: RMR), an alternative asset management company that is headquartered in Newton, MA.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS DOCUMENT CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER SIR USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE”, “WILL”, “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, SIR IS MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON SIR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY SIR’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE:

•                  THE CLOSING OF THE MERGER IS SUBJECT TO THE SATISFACTION OR WAIVER OF CONDITIONS, INCLUDING THE RECEIPT OF REQUISITE APPROVALS BY GOV’S AND SIR’S SHAREHOLDERS. GOV AND SIR CANNOT BE SURE THAT ANY OR ALL OF SUCH CONDITIONS WILL BE SATISFIED OR WAIVED. ACCORDINGLY, THE MERGER MAY NOT CLOSE WHEN EXPECTED OR AT ALL, OR THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS MAY CHANGE.

•                  PURSUANT TO THE MERGER AGREEMENT, SIR HAS AGREED TO DISTRIBUTE ALL 45,000,000 COMMON SHARES OF ILPT THAT SIR OWNS TO SIR’S SHAREHOLDERS, SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS, INCLUDING, AMONG OTHER THINGS, OBTAINING THE REQUISITE SHAREHOLDER APPROVALS WITH RESPECT TO THE MERGER. SIR CANNOT BE SURE WHEN OR IF THOSE CONDITIONS WILL BE SATISFIED OR WAIVED OR THAT SUCH DISTRIBUTION WILL OCCUR.

•                  GOV AND SIR HAVE IDENTIFIED VARIOUS REASONS WHY THEY BELIEVE THE MERGER MAKES SENSE FOR THEIR SHAREHOLDERS. HOWEVER, THE EXPECTED BENEFITS UNDERLYING THOSE REASONS MAY NOT BE REALIZED OR SUSTAINED BY THE COMBINED COMPANY AND ITS SHAREHOLDERS.

THE INFORMATION CONTAINED IN GOV’S AND SIR’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER “RISK FACTORS” IN GOV’S REGISTRATION STATEMENT ON FORM S-4, OR THE FORM S-4, AND THE JOINT PROXY STATEMENT/PROSPECTUS OF GOV AND SIR CONTAINED THEREIN, AND IN GOV’S AND SIR’S PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS

THAT COULD CAUSE GOV’S AND SIR’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS. GOV’S AND SIR’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, SIR DOES NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS AND WHERE TO FIND IT

In connection with the merger and the other transactions contemplated by the merger agreement, GOV has filed the Form S-4, containing a joint proxy statement/prospectus and other documents with respect to the merger and the other transactions contemplated by the merger agreement, with the SEC.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS.

A definitive joint proxy statement/prospectus has been mailed to GOV’s and SIR’s shareholders. Investors may obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com.

PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS

GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, The RMR Group Inc. and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares of beneficial interest in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement to which SIR is a party. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV’s and SIR’s shareholders in connection with the merger and the other transactions contemplated by the merger agreement is set forth in the definitive joint proxy statement/prospectus for the merger filed with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above.

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